SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Constellium N.V.

(Name of Issuer)

Class A Ordinary Shares, nominal value €0.02 per share

(Title of Class of Securities)

N22035104

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copy to:

Linda A. Hesse

Jones Day

2, rue Saint Florentin

75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations (CDC))

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,393,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,393,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,393,903

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.19%

14	Type of Reporting Person OO

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,393,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,393,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,393,903

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.19%

14	Type of Reporting Person OO

1	Name of Reporting Person Bpifrance S.A. (f/k/a BPI-Groupe (bpifrance))

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,393,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,393,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,393,903

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.19%

14	Type of Reporting Person OO

1	Name of Reporting Person EPIC Bpifrance (f/k/a EPIC BPI-Groupe)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,393,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,393,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,393,903

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.19%

14	Type of Reporting Person OO

This Amendment No. 3 (this “Amendment No. 3”) amends the Statement on Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2013, as amended by Amendment No. 1 filed with the SEC on July 25, 2013 and Amendment No. 2 filed with the SEC on September 7, 2017 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 1. Security and Issuer

This Amendment No. 3 relates to the Class A ordinary shares, nominal value €0.02 per share (the “Ordinary Shares”), of Constellium N.V. (the “Issuer”). The principal executive offices of the Issuer are located at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, The Netherlands.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

This Amendment No. 3 is filed jointly by (i) the Caisse des Dépôts, a French special public entity (établissement special) (“CDC”), (ii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (iii) Bpifrance S.A. (f/k/a BPI-Groupe (bpifrance)), a société anonyme incorporated under the laws of the Republic of France, and (iv) EPIC Bpifrance (f/k/a EPIC BPI-Groupe), a French public institution of industrial and commercial nature (“EPIC”). CDC, Bpifrance Participations, Bpifrance S.A. and EPIC are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC and EPIC each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance.

As of the date hereof, Bpifrance Participations holds directly 16,393,903 Ordinary Shares. As of the date hereof, neither Bpifrance S.A., CDC nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Between May 31, 2017 and September 6, 2017, Bpifrance Participations purchased 1,096,934 Ordinary Shares on the open market. The number of shares purchased on each day and the price for such shares are set forth in Schedule I to this Amendment No. 3 and incorporated herein by reference. Bpifrance Participations obtained the funds to purchase the Ordinary Shares from working capital.

Bpifrance Participations purchased 2,450,000 Ordinary Shares (the “Follow-On Shares”) at the public offering price of $11.00 in an underwritten follow-on offering of the Ordinary Shares of the Issuer made pursuant to a prospectus supplement dated October 30, 2017 (the “Prospectus Supplement”) and an accompanying prospectus included in a registration statement on Form F-3 (the “Registration Statement”) filed with the SEC on October 30, 2017, which became automatically effective under the Securities Act of 1933.  Bpifrance Participations obtained the funds to purchase the Follow-On Shares from working capital.

As of the date hereof, Bpifrance Participations holds 16,393,903 Ordinary Shares, representing 12.19% of the Ordinary Shares and 12.19% of the outstanding share capital of the Issuer.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

As described in Item 3 above, which descriptions are incorporated by reference in this Item 4, this Amendment No. 3 is being filed in connection with the purchase of the Follow-On Shares.  As a result of the transactions described in this Amendment No. 3, Bpifrance Participations acquired Ordinary Shares representing 1.82% of the Issuer’s outstanding Ordinary Shares.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. In addition, the Reporting Persons may continue to acquire additional Ordinary Shares of the Issuer on the open market, if conditions are favorable, but are under no obligation to do so. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

As of the date hereof, Apollo Omega and AMI no longer hold any Ordinary Shares, and Rio Tinto has sold all but 10 Ordinary Shares. Neither Apollo Omega, AMI, nor Rio Tinto has the right to designate a member of the Issuer’s board of directors, but Rio Tinto remains bound by the terms of the Shareholders Agreement that require the Sponsoring Shareholders to vote in favor of each other’s board of directors nominees. Accordingly, Bpifrance Participations may continue to be deemed to comprise a group with Rio Tinto within the meaning of the Securities Exchange Act of 1934, as amended, that may be deemed to share voting power with respect to the aggregate 16,393,913 Ordinary Shares held by Bpifrance Participations and Rio Tinto, which represents approximately 12.19% of the Issuer’s outstanding Ordinary Shares. See the amendments to the Statements on Schedule 13D filed with the Securities and Exchange Commission by Rio Tinto on December 17, 2013, and by Apollo Omega on March 12, 2014, respectively. Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares held by Rio Tinto, and the filing of this Amendment No. 3 shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

As of the date hereof, Bpifrance Participations holds directly 16,393,903 Ordinary Shares, which represents approximately 12.19% of the Issuer’s Ordinary Shares. As of the date hereof, none of Bpifrance S.A., CDC or EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

(a) See also the information contained on the cover pages of this Amendment No. 3, which is incorporated herein by reference. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 134,485,623 outstanding Ordinary Shares of the Issuer immediately after the offering of the Follow-On shares, as reported in the Issuer’s prospectus supplement filed with the SEC on November 2, 2017 and the Form 6-K filed with the SEC on November 3, 2017.

(b) See the information contained on the cover pages of this Amendment No. 3, which is incorporated herein by reference.

(c) See the information contained in Item 3 and Schedule I to this Amendment No. 3, which is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On March 22, 2017, Bpifrance Participations entered into a letter agreement with the Issuer which, among other things, (i) provided that the director designated by Bpifrance Participations shall be invited and entitled to participate, as a non-voting observer, in all meetings of the audit committee of the board of directors of the Issuer, (ii) eliminated the right of Bpifrance Participations to appoint an observer to the board of directors of the Issuer pursuant to the Shareholders Agreement, as long as the director it has designated has been appointed or renewed at a given shareholder general meeting, and (iii) permits Bpifrance Participations to designate an individual, subject to certain exceptions, to attend meetings of the board of directors of the Issuer, or the audit committee thereof, as a non-voting observer, in the event the director designated by Bpifrance Participations is unable to attend such a meeting.

Item 7.Material to be Filed as Exhibits

Exhibit 1: Power of Attorney — CDC (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017).

Exhibit 2: Power of Attorney — Bpifrance S.A (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017).

Exhibit 3: Power of Attorney — EPIC and Bpifrance Participations (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13G filed by Bpifrance Participations on February 14, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2017

CAISSE DES DÉPÔTS

By:	/s/ Joel Prohin
	Name:	Joel Prohin
	Title:	Head of Portfolio Management

BPIFRANCE PARTICIPATIONS S.A.

By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

BPIFRANCE S.A.

By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

EPIC BPIFRANCE

By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Schedule I

	Transaction	Transaction Date	Quantity of Ordinary Shares	Price per Ordinary Share ($)	Place of Transaction
Bpifrance Participations	(Open market purchase)	05/31/17	+38,000	6.8616	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/01/17	+9,500	6.7842	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/01/17	+43,900	6.8873	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/02/17	+13,500	6.903	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/05/17	+10,500	6.9993	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/06/17	+75,400	7.0942	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/07/17	+110,473	7.0513	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/08/17	+80,800	7.1484	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/09/17	+125,525	7.1277	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	06/12/17	+139,880	7.2584	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	08/30/17	+150,000	10.5884	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	08/31/17	+118,355	10.7835	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	09/05/17	+82,601	11.1975	New York Stock Exchange
Bpifrance Participations	(Open market purchase)	09/06/17	+98,500	11.3827	New York Stock Exchange

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman , Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Corporate Secretary of the Caisse des Dépôts

PASCAL FAURE	Director, General Director of the General Directorate for Companies of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

MARTINE GEROW	Director, Group Chief Financial Officer, American Express Global Business Travel

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

ANNE-HELENE CHANTAL ROIGNAN	Director, Director of the Institute of public management and economic development

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. (f/k/a BPI-Groupe (bpifrance)) are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE-RENE LEMAS	Chairman, Interim Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

LOUIS SCHWEITZER	Director, Public Investment General Commissioner

MAUD BAILLY-TURCHI	Director, Senior Financial Controller with the State Financial Audit Department of the Ministry of Economy and Finance

MARIE-MARGUERITE DUFAY	Director, Chairman of the Regional Council of Bourgogne Franche-Comté

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

FLORENCE MAS	Director, Regional Director for Normandie at Caisse des Dépôts

ELISABETH HENRY-PEREZ	Director representing the employees

ERIC VERKANT	Director representing the employees

VIRGINIE CHAPRON DU JEU	Director, Group Finance Director of the Caisse des Dépôts

ERIC LOMBARD	Director, President of Europe Assistance

SANDRINE GAUDIN	Director, Special advisor for economic affairs in London (UK)

HERVE MORIN	Director, Chairman of the Regional Council of Normandie

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

PIERRE-RENE LEMAS	Interim Chief Executive Officer

OLIVIER MAREUSE	Savings Fund Director

ANDRE LAURENT MICHELSON	General Financial Officer, Head of Financial Transaction Processing, director coordinating the Caisse des Dépôts Group for Greater Paris

SOPHIE QUATREHOMME	Group Corporate Communications Director

ELIZABETH VIOLA	Banking Services Director

PAUL PENY	Group Human Resources Director

ALAIN BEUZELIN	Pensions and Solidarity Director

GABRIELLE GAUTHEY	Local Development and Investment Director

VIRGINIE CHAPRON DU JEU	Group Finance Director

JEAN MARC MORIN	Head of Legal and Tax Department

MARC ABADIE	Local Development and Network Director

CATHERINE MAYENOBE	Secretary General

LAURENT ZYLBERBERG	Director of International and European Relationships

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance (f/k/a EPIC BPI-Groupe) are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

FRANCOIS JAMET	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

ARNAUD JULLIAN	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SEBASTIEN RASPILLER	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

VERONIQUE BARRY	Director, Deputy director at the innovation and entrepreneurship department of the French Ministry of Economy and Finance

JULIEN CABES	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)